UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February, 2020
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. (the "Company"), dated February 18, 2020, announcing preliminary financial results for the quarter ended December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: February 24, 2020	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q4 2019

SFL Corporation Ltd.

Preliminary Q4 2019 results and quarterly cash dividend of $0.35 per share

Hamilton, Bermuda, February 18, 2020. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended December 31, 2019.

Highlights
• 64th consecutive quarterly dividend declared, $0.35 per share
• Operating revenue of $120 million, and net income of $24 million in the fourth quarter
• Received charter hire1 of approximately $159 million in the quarter from the Company’s vessels and rigs, including $3.9 million of profit share
• Adjusted EBITDA of $97 million from consolidated subsidiaries in addition to $27 million from wholly-owned non-consolidated subsidiaries
• Sale of Frontline shares generated more than $100 million of cash
• Issued NOK 600 million (approximately $67 million) senior unsecured bonds in January 2020
• Sale of older VLCC and three offshore supply vessels in February 2020
• Added approximately $224 million to the backlog of contracted future charter hire through vessel deliveries in addition to charter extensions and amendments in connection with installation of exhaust gas cleaning systems (“scrubbers”).

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

“SFL Corporation is entering the new decade with a strong balance sheet and significant capital available for new investments. We have now declared our 64th consecutive dividend, and have been profitable every quarter since our inception, which is a unique combination in the maritime world.
We have demonstrated our ability to continuously both renew and diversify our portfolio of assets and charters, supporting a long term distribution capacity. This has been achieved over multiple shipping cycles, by taking a very active approach to structuring our investments and managing our balance sheet. As a result nearly $27 per share or $2.3 billion in aggregate has been returned to shareholders through dividends since 2004.”

Quarterly Dividend
The Board of Directors has declared a quarterly cash dividend of $0.35 per share. The dividend will be paid on or around March 25, to shareholders on record as of March 11, and the ex-dividend date on the New York Stock Exchange will be March 10, 2020.

Results for the Quarter ended December 31, 2019
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $119.9 million in the fourth quarter, compared to $111.5 million in the previous quarter. This figure is lower than charter hire received as it excludes $12.0 million of charter hire accounted for as ‘repayment of investment in finance leases and vessel loans’ that is not reflected in the income statement. In addition, 100% owned subsidiaries which are classified as ‘investment in associates’ for accounting purposes, received charter hire of $26.5 million for the quarter that is also not included in the U.S. GAAP operating revenue number above.
The Company recorded non-cash impairment charges of approximately $34.1 million in the quarter relating to five offshore support vessels.

1 Charter hire represents the amounts billable in the period by the Company and its 100% owned associates for chartering its vessels. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.

SFL recorded a $27.9 million gain on its marketable securities investments, of which approximately $13.7 million were from shares sold in the quarter. The remaining $14.2 million was mark-to-market movements, in addition to $1.9 million in amortization of deferred charges, all of which are non-cash items for the quarter.
Reported net income pursuant to U.S. GAAP for the quarter was $23.6 million, or $0.22 per share.

Business Update
As of December 31, 2019, and adjusted for subsequent acquisitions and divestments, the fixed rate charter backlog from the Company’s fleet of 88 vessels and rigs was approximately $3.6 billion, with an average remaining charter term of approximately 4.5 years, or 7.6 years if weighted by charter revenue. In addition to the charter hire from vessels on long term charters, SFL also receives hire from vessels employed in the short term market and from profit share arrangements.
Most of SFL’s vessels are contracted on time- or voyage charters where the Company performs technical, operational and commercial management of the vessels. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these management services. In the fourth quarter, approximately 63% of SFL’s charter hire was derived from vessels on time- and voyage charters.
Some of the long term charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term. At the same time, the exercise of any such repurchase options will increase capital available to be deployed for new investments. Additionally, several charters include a profit sharing feature that may increase the Company’s future operating results.

Liners
SFL has a fleet of 48 container vessels and two car carriers. The liner fleet generated approximately $81.6 million in net charter hire in the fourth quarter. Of this amount, approximately 65% was derived from time chartered vessels and approximately 35% was derived from bareboat charters.
The liner market improved in 2019, with charter rates maintaining a positive trend particularly for larger vessels. Into 2020, the containership market was expected to be positively impacted by many vessels out of service for scrubber retrofitting, and by easing trade tensions between the US and China. However, demand is expected to suffer as a result of supply chain disruptions related to the recent outbreak of the Covid-19 coronavirus. Except for two small feeder container vessels, all of the Company’s container vessels are employed on long term fixed rate charters and are therefore not exposed to short term market fluctuations.

Tankers
SFL has eleven crude oil, product and chemical tankers, most of which are employed on long term charters. The vessels generated approximately $20.7 million in net charter hire in the fourth quarter, including approximately $3.3 million in profit share. Of this amount, 84% was derived from time or voyage chartered vessels, and 16% was derived from bareboat charters.
Crude oil tanker rates remained firm throughout the fourth quarter with strong demand growth and many vessels out of service for scrubber retrofitting. Outlook fundamentals for 2020 are positive with moderate fleet growth and higher expected demand growth. However, freight rates have recently declined with the influence of the Covid-19 coronavirus outbreak and previously trade sanctioned vessels returning to the market.
The average daily time charter equivalent rate from the Company’s two modern Suezmax tankers was approximately $33,000 in the fourth quarter, compared to $18,700 in the previous quarter. The vessels are trading in a pool arrangement with two sister vessels owned by Frontline Ltd. One of the Suezmax tankers had scrubbers installed during the fourth quarter, and the second Suezmax tanker is scheduled to have scrubbers installed during the first quarter of 2020.
In the fourth quarter, SFL took delivery of the two remaining VLCCs from DSME in South Korea. All three vessels are employed on 5-year bareboat charters to an affiliate of Hunter Group ASA.
In February 2020, the Company sold the 2002-built VLCC Front Hakata and terminated the charter agreement for the vessel with Frontline Shipping Ltd. Net proceeds to SFL was approximately $30 million.

Dry Bulk
The Company owns 22 dry bulk carriers, 13 of which are employed on long term charters and nine of which are trading in the short term market. All of the charter revenues for these vessels are derived from time and voyage charters, and SFL generated approximately $28.5 million in net charter hire from the dry bulk sector in the fourth quarter.
Dry bulk rates increased during the second half of 2019 with many vessels being out of service for scrubber retrofits. Towards the end of the fourth quarter the market softened due to supply and demand fundamentals. The effects of the Covid-19 coronavirus outbreak added further pressure on rates into 2020 due to logistics disruptions in China.
SFL recorded a profit share of $0.6 million in the fourth quarter under the profit share agreement on eight Capesize vessels on long term charters to Golden Ocean Group Limited (“Golden Ocean”).
During the quarter, SFL entered into an agreement with Golden Ocean whereby SFL will invest in scrubbers on seven Capesize bulk carriers chartered to Golden Ocean in exchange for increased charter rates commencing January 2020. The profit share threshold will be unaffected by the amendment and the scrubbers are expected to increase the revenue from the vessels.
The Company has nine dry bulk vessels ranging between 32,000 and 57,000 dwt, employed on market related charters. These vessels earned an average time charter equivalent rate of approximately $8,500 per day in the fourth quarter, compared to $9,100 per day in the previous quarter.

Offshore
At the end of the fourth quarter, SFL owned three drilling rigs and five offshore support vessels. All of these assets were employed on bareboat charters and generated approximately $26.5 million in charter hire in the fourth quarter.
The Company’s three drilling rigs are all chartered out to subsidiaries of Seadrill Limited (“Seadrill”). The harsh environment jack-up rig West Linus has been sub-chartered to ConocoPhillips until the end of 2028, while the harsh environment semi-submersible rig West Hercules is employed on consecutive shorter term sub-charters to Equinor in the North Sea. The semi-submersible rig West Taurus is currently in lay up in Norway.
In the fourth quarter, SFL had five vessels chartered to a subsidiary of Solstad Offshore ASA (“Solstad”). The market for offshore support vessels is very challenging and the vessels have remained in lay up since 2016. In light of the difficult market, Solstad has announced that it will have to restructure its balance sheet and has agreed a standstill agreement with stakeholders and lenders, including SFL, until March 31, 2020.
In February 2020, SFL agreed with Solstad to terminate the charter agreements for three of the vessels given the market outlook for these particular vessels. Two vessels have been sold to an unrelated third party, while one vessel will be recycled in Norway at a green recycling facility according to the European Ship Recycling Regulation. The termination is not affecting the ongoing standstill agreement. As a result of the transactions and continued uncertainty around the remaining assets, the company recorded a non-cash impairment of $34.1 million in the fourth quarter.

Financing and Capital Expenditure
As of December 31, 2019, SFL had approximately $225 million of cash and cash equivalents, including restricted cash and cash held in wholly-owned non-consolidated subsidiaries. The Company had marketable securities of approximately $74 million, based on market prices at the end of the quarter. This included 3.4 million shares in Frontline Ltd. and financial investments in secured bonds and other securities.
SFL has 41 vessels in its fleet that are upgraded or scheduled to be upgraded with scrubbers. Some of the scrubbers will be installed by the Company’s customers at their own expense, while SFL will fund the investment on other vessels. At the end of the fourth quarter and adjusted for subsequent events, SFL had outstanding committed capital expenditures related to scrubbers of approximately $53 million, and is in active discussions with customers for investing in additional units.

Subsequent to quarter end, the Company raised NOK 600 million (approximately $67 million) through a new 5-year unsecured bond loan. The proceeds were raised at NIBOR plus a margin of 440 basis points and have been swapped to USD at a fixed interest rate of approximately 5.9%.

Strategy and Outlook
Management is committed to maintaining the Company’s conservative profile, and it has a strategy of chartering out the majority of SFL’s assets on a long term basis to reputable operators in the shipping and offshore markets. The Company’s diversified and extensive charter portfolio with close to 8 years average remaining weighted charter coverage provides the Company with unique visibility of future cash flows. The Company’s strategy protects its cash flows during periods of market weakness and turbulence caused by exogenous factors.
Investing in cyclical markets requires discipline, both in terms of market timing and in the manner in which transactions are structured. Since the formation over 16 years ago, the Company has diversified its market exposure and expanded its portfolio and has been consistently profitable every quarter.
The Company’s ability to manage the technical and commercial operation of our assets gives us the flexibility to offer our customers a wider range of solutions than traditional lenders or lease providers. It also allows us to partially mitigate re-chartering risk and operate vessels in the spot or short term charter market depending on market conditions.

Corporate and Other Matters
In February 2020, SFL awarded 350,000 options to employees, officers and directors pursuant to the Company’s incentive program.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for 11 of our container vessels require us to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ and the remaining four as ‘Investment in finance leases’, with the corresponding lease debt reported as ‘finance lease liability’, short and long term.
Additionally, another 21 container vessels, one offshore supply vessel and six Very Large Crude Carriers (“VLCC”s) are also reported as ‘Investment in finance leases and vessel loans’ in the Company’s consolidated accounts.
Also under U.S. GAAP, subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associates’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by SFL, but due to the conservative structure of the leases, SFL is not deemed to be ‘primary beneficiary’ of the subsidiaries according to U.S. GAAP and therefore does not consolidate those entities. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in SFL’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.
In SFL’s consolidated balance sheet, the total investment of the Company is a combination of ‘Investment in associates’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.

Non-GAAP Financial Measures
In this press release we present additional information and measures in a way we believe will be most meaningful and useful to investors, analysts and others who use our financial information to evaluate our current and expected future cash flows. Some of the measurements we use are considered non-GAAP financial measures under SEC rules and regulations. In this release, we present Adjusted EBITDA which is a non-GAAP financial measure as defined in SEC Regulation G. We believe that this non-GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of our business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.
Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management's examination of historical operating trends, data contained in the Company’s records and other data available from fourth parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

February 18, 2020

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions can be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Senior Vice President & Chief Treasurer: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit our website: www.sflcorp.com

SFL CORPORATION LTD.
FOURTH QUARTER 2019 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Dec 31,	Sep 30,	2019
except per share data)	2019	2019	(unaudited)
Charter revenues - operating lease	96,385	94,079	383,059
Charter revenues - finance lease and vessel loan (net of charter hire treated as Repayments)(1)	19,615	17,257	70,175
Profit share income	3,877	191	5,615
Total operating revenues	119,877	111,527	458,849

Vessel operating expenses	(34,985)	(33,937)	(134,434)
Administrative expenses	(2,238)	(2,060)	(10,203)
Depreciation	(28,297)	(29,436)	(116,381)
Vessel impairment charge	(34,141)	(25,913)	(60,054)
Total operating expenses	(99,661)	(91,346)	(321,072)

Operating income	20,216	20,181	137,777

Results in associates(2)	3,918	4,145	17,054
Interest income from associates(2)	3,532	3,532	14,128
Interest income, other	1,527	1,183	5,936
Interest expense	(34,844)	(34,149)	(136,974)
Amortization of deferred charges	(1,923)	(1,977)	(8,084)
(Gain) or loss on Investments in debt and equity securities	27,859	12,519	67,701
Income (expense) related to non-designated derivatives	3,908	(549)	(2,255)
Other financial items	(551)	(1,063)	(6,106)
Taxes	—	—	—
Net income	23,642	3,822	89,177

Basic earnings per share ($)	0.22	0.04	0.83

Weighted average number of shares(3)	107,625,468	107,611,056	107,613,610
Common shares outstanding(3)	107,625,468	107,625,468	107,625,468

(1) Charter revenues - finance lease and vessel loan’ are reported net of charter hire classified as ‘Repayment of Investment in finance leases and vessel loans’ under US GAAP, which for the three months ended December 31, 2019 was $12.040 million (three months ended September 30, 2019, $11.730 million; full year 2019, $44.142 million).
(2) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’.
(3) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements in connection with the Company's offering of the 2021 and 2023 Notes. The shares are owned by SFL and will be returned on or before maturity of the Notes in 2021 and 2023, respectively, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
FOURTH QUARTER 2019 REPORT (UNAUDITED)

BALANCE SHEET	Dec 31,	Sep 30,	Dec 31, 2018
(in thousands of $)	2019	2019	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	199,521	138,332	211,394
Restricted cash	3,495	—	1,000
Investment in marketable securities	74,079	126,772	87,174
Amount due from related parties	22,399	14,184	41,771
Investment in finance leases and vessel loans, current portion	56,189	50,609	39,804
Other current assets	34,804	28,407	32,436

Long term
Vessels and equipment, net	1,404,705	1,447,706	1,559,712
Vessels and equipment under finance lease, net	714,476	723,453	749,889
Investment in finance leases and vessel loans	938,198	836,637	762,355
Investment in associates(2)	42,161	38,243	25,107
Amount due from related parties - Long term(2)	327,616	328,103	325,760
Other long term assets	67,727	67,920	41,443

Total assets	3,885,370	3,800,366	3,877,845

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	253,059	165,539	267,149
Amount due to related parties	3,980	1,744	1,349
Finance lease liability, current portion	68,874	70,705	67,793
Other current liabilities	39,923	35,391	67,834

Long term
Long term interest bearing debt, net of deferred charges	1,355,029	1,322,981	1,169,931
Finance lease liability, long term portion	1,037,553	1,054,734	1,104,258
Other long term liabilities	20,583	33,427	19,499

Stockholders’ equity	1,106,369	1,115,845	1,180,032
Total liabilities and stockholders’ equity	3,885,370	3,800,366	3,877,845

(1) Not including cash held by 100% owned subsidiaries accounted for as ‘Investment in associates’.
(2) Three of our subsidiaries were accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and intercompany loans included within ‘Amount due from related parties, long term’.

SFL CORPORATION LTD.
FOURTH QUARTER 2019 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Dec 31,	Sep 30,	2019
	2019	2019	(unaudited)

OPERATING ACTIVITIES
Net income	23,642	3,822	89,177
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,973	33,387	129,769
Vessel impairment charge	34,141	25,913	60,054
Adjustment of derivatives to fair value recognised in net income	(3,752)	886	3,449
(Gain) or loss on Investments in debt and equity securities	(27,859)	(12,519)	(67,701)
Results in associates	(3,918)	(4,145)	(17,054)
Repayment of Investment in finance leases and vessel loans	12,040	11,730	44,143
Other, net	540	241	8,170
Change in operating assets and liabilities	(7,411)	18,019	(300)
Net cash provided by operating activities	58,396	77,334	249,707

INVESTING ACTIVITIES
Additions to finance leases and vessel loans	(120,000)	(90,000)	(211,065)
Purchase of vessels and capital improvements in progress	(10,287)	(27,940)	(39,326)
Cash received from (paid to) associates(1)	(3,584)	(3,475)	15,925
Other assets / investments	84,587	(13,910)	64,585
Net cash provided by/ (used in) investing activities	(49,284)	(135,325)	(169,881)

FINANCING ACTIVITIES
Repayments of finance lease liability	(17,051)	(15,713)	(63,663)
Proceeds from long and short term debt	182,480	58,963	458,781
Repayment of long and short term debt	(71,768)	(21,031)	(208,538)
Discount received on debt repurchased	—	—	1,654
Expenses paid in connection with securing finance	(420)	(631)	(4,261)
Resale (repurchase) of Company bonds	—	—	(80,749)
Principal settlements of cross currency swaps, net	—	—	(41,769)
Cash dividends paid	(37,669)	(37,665)	(150,659)
Net cash provided by/ (used in) financing activities	55,572	(16,077)	(89,204)

Net increase/ (decrease) in cash, cash equivalents and restricted cash	64,684	(74,068)	(9,378)
Cash, cash equivalents and restricted cash at beginning of period	138,332	212,400	212,394
Cash, cash equivalents and restricted cash at end of period	203,016	138,332	203,016

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the cash contribution from these subsidiaries. The net cash balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

100% OWNED SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FOURTH QUARTER 2019 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.sflcorp.com

Condensed income statement data for the three months ended December 31, 2019

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease (net of charter hire treated as Repayment of investment in finance leases)(1)	4,478	4,334	6,317	15,129
Interest expense, related party(2)	(1,271)	(900)	(1,361)	(3,532)
Interest expense, other	(2,131)	(2,420)	(2,786)	(7,337)
Other items	(4)	(347)	9	(342)
Net income(3)	1,072	667	2,179	3,918
(1) ‘Charter revenues - finance lease’ are reported net of charter hire classified as ‘Repayment of investment in finance leases’ under US GAAP, which for the three months ended December 31, 2019 was $11.389 million (SFL Deepwater Ltd, $3.853; SFL Hercules Ltd, $4.072; SFL Linus Ltd, $3.464).
(2) ‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associates’.
(3) ‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of December 31, 2019

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	10,063	3,311	8,959	22,333
Investment in finance leases	302,362	290,370	375,222	967,954
Other assets	2,844	2,585	164	5,593
Total assets	315,269	296,266	384,345	995,880

Short term and current portion of long term interest bearing debt	15,769	16,154	16,097	48,020
Other current liabilities	3,399	4,607	9,806	17,812

Long term interest bearing debt	172,147	185,769	215,971	573,887
Long term loans from shareholders, net	113,000	80,000	121,000	314,000

Stockholder's equity(1)	10,954	9,736	21,471	42,161

Total liabilities and stockholder's equity	315,269	296,266	384,345	995,880
(1) ‘Stockholder’s equity’ from these subsidiaries appear in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
FOURTH QUARTER 2019 (UNAUDITED)

Adjusted EBITDA	Three months ended
(in thousands of $)	Dec 31, 2019
	Company (excluding 100% owned associates)	100% owned associates
Net cash provided by operating activities	58,396	18,684
Non cash movements in other assets and liabilities	7,998	(3,035)
Interest related to Non- Designated Derivatives	(156)	—
Interest expense	34,844	7,337
Interest income, other	(909)	—
Interest (income) expense from associates	(3,532)	3,532

Adjusted EBITDA (1)	96,641	26,518

(1)	‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.